Delisting Determination,The Nasdaq Stock Market, LLC,
March 22, 2011, Generex Biotechnology Corporation. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Generex Biotechnology Corporation
(the Company), effective at the opening of the trading session on April 1, 2011. On July 23, 2008, Staff notified
Generex Biotechnology Corporation (Company) that it no longer complied with Rule 5550(a)(2). Staff provided the Company until January 20, 2009, to regain compliance. Nasdaq suspended the enforcement of the bid price requirement from October 16, 2008 through July 31, 2009. As a consequence, the expiration of the Companys exception period was extended to November 6, 2009. On November 9, 2009. Staff provided the Company an additional 180 calendar day compliance period given that the Company met the Capital Market initial inclusion criteria set forth in Listing Rule 5505, except for the bid price requirement. Staff determined that the Company did not regain compliance with the minimum bid price requirement by the expiration of the second compliance period on May 5, 2010. On May 6, 2010 Staff notified the Company that its securities would be delisted unless it requested a hearing. On May 10,2010, the Company exercised its right to appeal the Staffs determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Rule 5815. A hearing was held on June 10, 2010. On July 10, 2010, the Panel issued a decision that granted an extension to the Company until September 30, 2010, conditioned upon the Company informing the Panel by July 28, 2010 that it had gained shareholder approval to effectuate a reverse stock split in a ratio sufficient to regain compliance with Nasdaqs bid price requirement. On September 14, 2010, the Panel issued a decision granting the Company until October 15, 2010 to effectuate a reverse stock split and to November 2, 2010 to regain compliance with Nasdaqs bid price requirement. On October 19, 2010, the Panel issued a decision to delist the Companys securities for failing to meet the terms of the September 14, 2010 decision. Pursuant to the Panel decision, the Companys securities were suspended from trading at the open of trading on October 21, 2010. On October 26, 2010, the Company exercised its right to appeal the October 19, 2010 Panel decision to the Nasdaq Listing and Hearing Review Council (Council) pursuant to Rule 5820(a). On
December 17, 2010, the Council affirmed the Panel decision to delist the Companys securities. The Nasdaq Board of Directors declined to call the Council decision for review pursuant to Rule 5825(a).